ThinkEquity LLC

17 State Street, 41st Floor

New York, NY 10004

December 12, 2025

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street NE

Washington, D.C. 20549

Re:	Vision Marine Technologies Inc. (the “Company”)
Registration Statement on Form F-1 (the “Registration Statement”)
File No. 333-291955

Ladies and Gentlemen:

ThinkEquity LLC (“ThinkEquity”) hereby concurs in the request by the Company to withdraw its request for an accelerated effective date of the above-referenced Registration Statement to 5:00 p.m. Eastern Time on December 11, 2025, or as soon as practicable thereafter.

Very truly yours,

ThinkEquity LLC

/s/ Eric Lord
Eric Lord Head of Investment Banking